FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties.  Actual results could differ materially from those predicted in such forward-looking statements.  Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Index

Item	Description of Item

1.	Notice to Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 16, 2009

2.	Summary of Decisions of the 460th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2009

3.	Summary of Decisions of the 461st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 25, 2009

4.	Summary of Principal Decisions of the 92nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 25, 2009

5.	Summary of Principal Decisions of the 89th Meeting of the Board of Directors, Cemig Distribuição S.A., June 25, 2009

6.	Notice to Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 29, 2009

7.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, June 30, 2009

8.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, July 1, 2009

9.	Summary of Minutes of the 453rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 12, 2009

10.	Summary of Minutes of the 454th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 9, 2009

11.	Summary of Minutes of the 455th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 18, 2009

12.	Summary of Minutes of the 456th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 27, 2009

13.	Summary of Minutes of the 84th Meeting of the Board of Directors, Cemig Distribuição S.A., February 12, 2009

14.	Summary of Minutes of the 85th Meeting of the Board of Directors, Cemig Distribuição S.A., March 18, 2009

15.	Summary of Minutes of the 86th Meeting of the Board of Directors, Cemig Distribuição S.A., March 27, 2009

16.	Summary of Minutes of the 85th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 12, 2009

17.	Summary of Minutes of the 86th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 9, 2009

18.	Summary of Minutes of the 87th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 18, 2009

19.	Summary of Minutes of the 88th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 27, 2009

20.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, July 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  July 14, 2009

1.                                                                                       Notice to Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 16, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that Cemig will make payment to stockholders of the first part of the stockholders remuneration for 2008, in the amount of R$ 471,758 thousands, on June 30, 2009. This is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 29, 2009.

Stockholders whose names were on the Company’s Nominal Share Registry on April 29, 2009 have the right to this payment.

The proceeds from the sale of the fractions arising from the bonus will be credited to the respective stockholders together with the payment of this first installment of dividends, as decided by the said Ordinary and Extraordinary General Meetings of Stockholders.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 16, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200,  Santo Agostinho,  30190-131 Belo Horizonte, MG,  Brazil.  Tel.: +55-31 3506-5024.  Fax: +55-31 3506-5025

2.                                                                                       Summary of Decisions of the 460th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS
OF THE
460TH MEETING OF THE BOARD OF DIRECTORS

At its 460th meeting, held on June 15, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

•                  Creation of a Special-Purpose Company to operate one lot of Aneel Auction 001/2009.

•                  Orientation of vote in the Extraordinary General Meeting of Stockholders of Empresa Paraense de Transmissão de Energia – ETEP.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

3.                                                                                       Summary of Decisions of the 461st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 25, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 461ST MEETING OF THE BOARD OF DIRECTORS

At its 461st meeting, held on June 25, 2009, the Board of Directors of Companhia Energética de Minas Gerais (Cemig) approved the following:

1.               Acquisition of shares in the transmission companies ECTA (Empresa Catarinense de Transmissão de Energia S.A.), EATE (Empresa Amazonense de Transmissão de Energia S.A.), ETEP (Empresa Paraense de Transmissão de Energia S.A.), ERTE (Empresa Regional de Transmissão de Energia S.A.) and ENTE (Empresa Norte de Transmissão de Energia S.A.).

2.               Orientation of vote of the representative of Cemig in Extraordinary General Meetings of Stockholders of Axxiom Soluções Tecnológicas S.A.

3.               Signing of the first amendment to the financing contract with BDMG (the Minas Gerais Development Bank), Banco Santander S.A. and Companhia Transirapé de Transmissão, with Cemig, Alusa (Companhia Técnica de Engenharia Elétrica), Transminas Holding S.A., Furnas Centrais Elétricas S.A. and Orteng Equipamentos e Sistemas Ltda. as consenting parties.

4.               Cemig’s vision of the future in 2020.

5.               Creation of a wholly-owned subsidiary of Light.

The original text in Portuguese is the legally valid version. This text is a translation, provided for information only.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

4.                                                                                       Summary of Principal Decisions of the 92nd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 25, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company — CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 92nd meeting, held on June 25, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Signing of the first and second amendments to a contract for use of the transmission system.

2.               Periodic declaration of Interest on Equity.

3.               Payment of Interest on Equity.

4.               Contracting with Hirashima & Associados Consultoria em Transações Societárias Ltda. for preparation of economic-financial valuation Opinions and valuation of assets and liabilities.

5.               Contracting with Banco Morgan Stanley of advisory services on acquisition of a company.

The original text in Portuguese is the legally valid version. This text is a translation, provided for information only.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

5.                                                                                       Summary of Principal Decisions of the 89th Meeting of the Board of Directors, Cemig Distribuição S.A., June 25, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 89th meeting, held on June 25, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Contracting of services and acquisition of equipment for a solution for management of field services and automation to support operational processes.

2.               Review of priority 1 (one) investment projects for 2008–2012.

3.               Signing of a working agreement with the state of Minas Gerais, through its Economic Development Department, with the Minas Gerais State Planning and Management Department (Seplag) as consenting party, for feasibility of infrastructure works for Phase II of the Light for Everyone Program.

4.               Periodic declaration of Interest on Equity.

5.               Payment of Interest on Equity.

6.               Contracting of SAP R/3 maintenance and support services with SAP Brasil Ltda.

7.               Revision of Project 1874/08 — Phase II of the Light for Everyone Program.

The original text in Portuguese is the legally valid version. This text is a translation, provided for information only.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

6.             Notice to Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 29, 2009

Exhibit 6

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Cemig (Companhia Energética de Minas Gerais), hereby advises its stockholders that the aggregate total of the fractional amounts of shares resulting from the stock dividend authorized by the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2009, was sold, on May 29, 2009, as follows:

•	ON (Common) shares:	sold for R$ 19.841884540 per share;
•	PN (Preferred) shares:	sold for R$ 26.345702691 per share.

The proceeds will be paid, proportionately to the stockholders entitled to them jointly with the first installment of the dividends, on June 30, 2009, as per the Notice to Stockholders issued June 16, 2009.

Belo Horizonte, June 29, 2009

Luiz Fernando Rolla;

Chief Officer for Finance, Investor Relations and Control of Holdings

The original text in Portuguese is the legally valid version.  This text is a translation, provided for information only.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil     Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

7.                                                                                       Market Announcement, Companhia Energética de Minas Gerais – CEMIG, June 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publically informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

On today’s date ownership was transferred to Cemig of 95% of the following shareholding position held by Brookfield in the following transmission companies:

Company	% of voting stock

EATE (Empresa Amazonense de Transmissão de Energia S.A.)	24.99%
ETEP (Empresa Paraense de Transmissão de Energia S.A.)	24.99%
ENTE (Empresa Norte de Transmissão de Energia S.A.)	18.35%
ERTE (Empresa Regional de Transmissão de Energia S.A.)	18.35%
ECTE (Empresa Catarinense de Transmissão de Energia S.A.)	5.88%

The price for these shares is R$ 479,928,613.06 (four hundred and seventy nine million nine hundred and twenty eight thousand, six hundred and thirteen Reais and six cents), representing an average multiple of approximately 7 (seven) times the consolidated Ebitda of the said companies.

If the other shareholders do not exercise their rights, the remaining 5% of this holding shall be acquired by Cemig in the next few days.

Belo Horizonte, June 30, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

8.                                                                                       Market Announcement, Companhia Energética de Minas Gerais – CEMIG, July 1, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publically informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that the transference to Cemig of 95% shareholding position held by Brookfield, informed in the Market Announcement of June 30, 2009, filed today at CVM, is related to the acquisition informed in the Material Announcement of September 24, 2008, complemented by the Market Announcements of September 25, 2008 and June 10, 2009.

Belo Horizonte, July 01, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

9.                                                                                     Summary of Minutes of the 453rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, February 12, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 453rd meeting of the Board of Directors

Date, time and place:	February 12, 2009, at 2.00 p.m. at the Company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	João Camilo Penna;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                          The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                      The Board approved:

a)                                    The proposal by Board member Alexandre Heringer Lisboa that the Board member João Camilo Penna should chair this meeting.

b)                                   The proposal by the Chairman to elect, as Chief Officer for the Gas Division, while still holding his function as Chief New Business Development Officer, Mr. José Carlos de Mattos — Brazilian, married, teacher, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 82/1001, Lourdes, CEP 30180-150, Identity Card M-170323-SSPMG and CPF 070853896-72 — to serve for the same period of office that remains to the other current Chief Officers, that is to say up to the first meeting of the Board of Directors held after the Annual General Meeting of 2009, the designations of the other Chief Officers remaining unchanged.

a)                                    The proposal by board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders to be held on March 5, 2009, at 11 a.m., and in the event of there not being a quorum, to make second convocation within the legal period, to change the composition of the Board of Directors, in view of the resignation of Mr. Aécio Ferreira da Cunha and Mr. Marcio Araújo de Lacerda, and for orientation of vote in favor at the extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

d)                                   The Technical Feasibility Study on Cemig — Offsetting of Tax Credits, which constitutes the grounds for the accounting of deferred tax credits contained in the financial statements for 2008.

e)                                    That the representatives of Cemig in the meeting of the Board of Directors of Rio Minas Energia Participações S.A. — RME, and of Light S.A., should vote in favor of submitting to the Extraordinary General Meeting of Stockholders of Light S.A. a request for injections of capital, and consequent changes in the Bylaws, of the following wholly-owned subsidiaries:

Lightger Ltda., in the amount of twenty one million, seven hundred and ninety thousand, nine hundred and nineteen Reais and twenty nine centavos; and

Itaocara Energia Ltda., in the amount of fourteen million, five hundred and ninety six thousand, five hundred and thirty six Reais and fourteen centavos.

f)                                      Concession of the corporate guarantee, given by Cemig, for the renewal of the bridge loan contracted by Transchile Charrúa Transmisión S.A. with Banco do Brasil S.A.

g)                                   The minutes of this meeting.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

III	The Board authorized:

a)

Increase of the registered capital of Companhia de Transmissão Centroeste de Minas from fourteen million to forty one million, three hundred and fifteen thousand, seven hundred Reais; subscription and full paying-in of the respective shares above mentioned; and vote in favor by the representative of Cemig at the Extraordinary General Meeting of Companhia de Transmissão Centroeste de Minas, on the increase in the registered capital and the subscription and paying-in referred to above. This capital injection to be submitted to the next Annual General Meeting of Cemig.

b)

Non-exercise of Cemig’s right of preference for subscription of any leftover shares of the 255,000 common shares of Axxiom Soluções Tecnológicas S.A., arising from non-subscription by the shareholder Concert Technologies S.A. of its portion in the increase of capital carried out, so that Cemig’s stockholding in that company remains at 49%; and the representative of the Company in the Extraordinary General Meeting of Stockholders of Axxiom Soluções Tecnológicas S.A. not to exercise Cemig’s right of preference for the leftover common shares referred to above.

IV

The Board submitted to the Extraordinary General Meeting of Stockholders a proposal that the representatives of Cemig at the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT to be held on March 5, 2009 should vote in favor of the alteration of the composition of the Board of Directors, if there is a change in the composition of the Board of Directors of Cemig.

IV

Votes against: The Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford voted against the election of the Chief Officer for the Gas Division, mentioned in sub-item “b” of Item II, above.

VI	Abstention: The Board member Wilton de Medeiros Daher abstained from voting on the matters relating to:

	a)	the orientation of vote on an increase of the registered capital in Lightger Ltda., and in Itaocara Energia Ltda.; and

	b)	non-exercise of the right of preference in subscription of leftover shares in Axxiom Soluções Tecnológicas S.A., mentioned in sub-item “e” of Item II and sub-item “b” of Item III, respectively.

VII                             The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;

Deputy CEO:	Arlindo Porto Neto;

Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;

Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto;

Chief New Business Development Officer
and, concurrently,	José Carlos de Mattos;
Chief Officer for the Gas Division:

Chief Officer for Finance, Investor Relations Officer and Control of Holdings:	Luiz Fernando Rolla;

Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;

Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.

VIII                         The elected Chief Officer declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

IX                                 The following spoke on general matters and business of interest to the Company:

The Chairman
Board members:	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa,
	Jeffery Atwood Safford	Wilton de Medeiros Daher

Director:	Marco Antonio Rodrigues da Cunha.
Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:	João Camilo Penna, Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes,	Wilton de Medeiros Daher, Eduardo Lery Vieira, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Guy Maria Villela Paschoal.

Director and Board member:	Marco Antonio Rodrigues da Cunha

Audit Board:	Aliomar Silva Lima.

Superintendent:	Ricardo Luiz Diniz Gomes;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

10.                                                                               Summary of Minutes of the 454th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 9, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 454th meeting of the Board of Directors

Date, time and place:	March 9, 2009, at 2 p.m. at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                                      The Board approved:

a)                                      The proposal of the Board member Alexandre Heringer Lisboa to elect as Chairman of the Board, to complete the present period of office, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2009, Mr. Sergio Alair Barroso — Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Bernardo Guimarães 1581/1005, Lourdes, CEP 30140-082, bearer of Identity Card 8100986-0- SSPSP and CPF 609555898-00 — while Mr. Djalma Bastos de Morais — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9 issued by the Army Ministry and CPF 006633526-49 — remains as Vice-chairman.

b)                                     The minutes of this meeting.

III                                  The Board authorized signing of Capitalization Agreements, as consenting party, with Cemig GT, MESA (Madeira Energia S.A.), SAESA (Santo Antônio Energia S.A.) and Furnas Centrais Elétricas S.A., and with the following consenting parties — Eletrobrás (Centrais Elétricas Brasileiras S.A.), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda. and, individually, each financial institution contracted by SAESA for issuance of a guarantee letter; and authorized Cemig GT to appoint a representative of the creditors described in the respective Capitalization Agreements, as its sole and exclusive attorney, for the period of application Agreement.

IV                                 Abstention: The Board member Wilton de Medeiros Daher abstained from voting on the matter relating to the signing of capitalization agreements and constitution of a representative, mentioned in item III above.

V                                     The Chairman and Vice-chairman of this Board declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

VI                                 The following spoke on general matters and business of interest to the Company:

The Vice-chairman
Board members:	Evandro Veiga Negrão de Lima,	Wilton de Medeiros Daher,
	Jeffery Atwood Safford,	João Camilo Penna.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
	Eduardo Lery Vieira,	Jeffery Atwood Safford,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

11.                                                                                Summary of Minutes of the 455th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 18, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 455th meeting of the Board of Directors

Date, time and place:	March 18, 2009, at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                                       The Board approved:

a)                                     The proposal by the Chairman, after suggestions from the Members of the Board, that the name of the Governance Committee should be changed to the Corporate Governance Committee, and that the Committees should have the following composition:

Board of Directors’ Support Committee:	Fernando Henrique Schüffner Neto (Coordinator), Alexandre Heringer Lisboa, Evandro Veiga Negrão de Lima, João Camilo Penna, Marco Antonio Rodrigues da Cunha,	Andréa Leandro Silva, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro.

Corporate Governance Committee:	Sergio Alair Barroso (Coordinator), Britaldo Pedrosa Soares, Wilton de Medeiros Daher.	Djalma Bastos de Morais,

Human Resources Committee:	João Camilo Penna (Coordinator), Alexandre Heringer Lisboa, Lauro Sérgio Vasconcelos David,	Evandro Veiga Negrão de Lima, Paulo Sérgio Machado Ribeiro;

Strategy Committee:	José Castelo Branco da Cruz (Coordinator), Evandro Veiga Negrão de Lima, João Camilo Penna, Marco Antonio Rodrigues da Cunha, Roberto Pinto Ferreira Mameri Abdenur.	Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro,

Finance Committee:	Jeffery Atwood Safford (Coordinator), Alexandre Heringer Lisboa, Fernando Henrique Schüffner Neto,	Andréa Leandro Silva, Lauro Sérgio Vasconcelos David.

Audit and Risks Committee:	Evandro Veiga Negrão de Lima (Coordinator), André Araújo Filho, Francelino Pereira dos Santos,	Clarice Silva Assis, Lauro Sérgio Vasconcelos David.

b)                                     The proposal of Board member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 29, 2009, at 11 a.m.; and, if the minimum quorum is not found, to make second convocation of the stockholders within the legal period.

c)                                     Revision of the Furnas—Pimenta transmission line Project, to change the capital budget of Companhia de Transmissão Centroeste de Minas from forty one million, three hundred and fifteen thousand, seven hundred Reais to forty six million, one hundred and fourteen thousand five hundred and seventy Reais.

d)                                     The minutes of this meeting.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

III                                   The Board authorized:

a)                                     Taking of judicial measures for the purpose of full use of the legal limit of 15% of the amount spent by the Company in the Workers’ Food Program, as from the 2008 business year, in the form of deduction of that amount from profit subject to income tax.

b)                                     Increase in the registered capital of Companhia de Transmissão Centroeste de Minas

from                       forty one million three hundred and fifteen thousand seven hundred Reais

to                                    fifty two million seven hundred and seventy five thousand seven hundred and eighty Reais,

and                           subscription and paying-in of the shares relating to the capital mentioned above;

and                           that the representative of Cemig at the Extraordinary General Meetings of Stockholders and/or in the Meetings of the Board of Directors of that Company should vote in favor of the increase of the registered capital and the subscription and paying-in of the said capital increase;

— this capital injection to be submitted to the next Annual General Meeting of Stockholders of Cemig.

c)                                     Signing of the Second Amendment to Concession Contract 006/1997, between Cemig, Cemig GT, CEB (Companhia Energética de Brasília), CEBPar (CEB Participações S.A.) and the federal government, through Aneel as intermediary, for transfer of Cemig’s part of the concession of the Queimado Hydroelectric Plant from Cemig to Cemig GT, and of the part belonging to CEB to CEBPar.

IV                                  The Board approved the Report of Management and financial statements for 2008 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2008.

V                                      The Board submitted:

a)                                     — to the Annual General Meeting, the following proposal for allocation of the net profit for the year 2008, in the amount of R$ 1,887,035,000, and the balance in the Retained Earnings account, in the amount of R$ 17,877,000, as follows:

•                  R$ 94,352,000, or 5% of the net profit, to the Legal Reserve;

•                  R$ 110,256,000 to the Retained Earnings Reserve, for use in investments and payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008.

•                  R$ 943,518,000, as obligatory dividends, to the Company’s stockholders.

•                  R$ 82,785,000 allocated to injection of capital into Gasmig.

•                  R$ 6,000,000 allocated to injection of capital into Axxiom Soluções Tecnológicas S.A.

•                  R$ 20,626,000 allocated to injection of capital into Companhia de Transmissão Centroeste de Minas, and

•                  R$ 647,375,000 held in Stockholders’ equity in the Reserve under the Bylaws as specified in the Bylaws.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

b)                                     — to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, by April 30, 2009, the following proposal:

b.1)                            Authorization, verification and approval of increase in the registered capital

from                       two billion four hundred eighty one million five hundred and seven thousand, five hundred and sixty five Reais)

to                                    three billion one hundred and one million, eight hundred and eighty four thousand four hundred and sixty Reais,

with issuance of new shares as follows —

one hundred twenty four million, seventy five thousand three hundred seventy nine new shares,

of which                          fifty four million, two hundred thirty thousand eight hundred forty nine are nominal common shares with par value of five Reais each,

and                                                    sixty nine million, eight hundred forty four thousand five hundred and thirty shares are nominal preferred shares with par value of five Reais each, upon capitalization of

six hundred and twenty million, three hundred and seventy six thousand eight hundred and ninety five Reais,

of which                          six hundred and six million, four hundred and fifty four thousand six hundred and sixty five Reais is to come from part of the Retained Earnings Reserve,

and                                                    thirteen million nine hundred and twenty two thousand two hundred and thirty Reais is to come from incorporation of the portions paid in 2008 as principal, adjusted up to December 2005, in accordance with Clause 5 of the Contract for Assignment of the Outstanding Balance Receivable on the Results Compensation (CRC) Account;

•                                        a stock dividend of 25.000000151%, in new shares, of the same type as those held and with par value of R$ 5.00, being distributed to stockholders, as a consequence;

•                                         the difference between the amount capitalized and the amount corresponding to the payments made by the State of Minas Gerais in relation to installments N°s 9 and 10 of amortization of the principal of the said Contract for Assignment of Credit, that is to say, R$ 2.80 (two Reais and eighty centavos), to be held in the balance for future incorporations, since the minimum value of incorporation is the nominal value of one share.

b.2)                            Consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, as follows:

“Clause 4                                             The Company’s Registered Capital is R$ 3,101,884,460.00 (three billion, one hundred and one million, eight hundred and eighty four thousand, four hundred and sixty Reais), represented by:

a)              271,154.243 (two hundred and seventy one million, one hundred and fifty four thousand, two hundred and forty three) nominal common shares each with par value of R$ 5.00;

b)             349,222,649 (three hundred and forty nine million two hundred and twenty two thousand six hundred and forty nine) nominal preferred shares each with par value of R$ 5.00;”;

b.3)                            Authorization for the Executive Board to take the following actions:

•          to issue a stock dividend of 25.000000151%, in new shares, of the same type as those held and with par value of five Reais, to holders of the shares making up the capital of two billion four hundred and eighty one million five hundred and seven thousand five hundred and sixty five Reais, whose names are on the company’s Nominal Share Register on the date of the General Meetings of Stockholders that decide on this proposal;

•          to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•          to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•          to pay to the stockholders, proportionately, the result of the sum of the remaining fractions together with the first installment of the dividends for the year 2008.

c)                                      — to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2009, a proposal that the representatives of the Ordinary and Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, also to be held, concurrently, on April, 2000, should vote in favor of the matters on the agenda.

VI                                   The Board ratified the signing of Concession Contract 006/97, with the federal government (through Aneel as intermediary) and with CEB, for construction and commercial operation of the Queimado hydroelectric plant, and of its first Amendment, altering the proportionate interests of Cemig and CEB in the project.

VII                               The board member Wilton de Medeiros Daher:

a)                                      approved the proposal for allocation of profit, referred to in sub-item “a” of item V above, except in relation to the injection of capital into Axxiom Soluções Tecnológicas S.A.; and

b)                                      abstained from voting on the proposal for orientation of the vote in the Ordinary and Extraordinary General Meetings of Cemig D and of Cemig GT, referred to in sub-item “c” of item V, above.

VIII                           Media statement: The board registered its repudiation of the report in O Estado de São Paulo newspaper of March 4, and the editorial in Folha de São Paulo newspaper of March 5, 2009, referring to political appointments to pension funds, and citing the name of the President of Fundação Forluminas de Seguridade Social, Fernando Alves Pimenta, as a political indication to this post.

IX                                   The following spoke on general matters and business of interest to the Company:

The Chairman, the Vice-Chairman;

Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima, José Castelo Branco,	Roberto Pinto Ferreira Mameri Abdenur, Wilton de Medeiros Daher;

Superintendent:	Leonardo George de Magalhães.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Alexandre Heringer Lisboa,
André Araújo Filho,
Antônio Adriano Silva,
Eduardo Lery Vieira,
Evandro Veiga Negrão de Lima,
Francelino Pereira dos Santos,
João Camilo Penna,

Maria Estela Kubitschek Lopes,
Roberto Pinto Ferreira Mameri Abdenur,
Wilton de Medeiros Daher,
José Castelo Branco da Cruz,
Paulo Sérgio Machado Ribeiro,
Lauro Sérgio Vasconcelos David,
Fernando Henrique Schüffner Neto,
Franklin Moreira Gonçalves.

Superintendent:	Leonardo George de Magalhães.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12.                                                                                 Summary of Minutes of the 456th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, March 27, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company — CNPJ 17.155.730/0001-64 — NIRE 31300040127

Summary of minutes of the 456th meeting of the Board of Directors

Date, time and place:	March 27, 2009, at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

	a)	The Voluntary Dismissal Program.

	b)	The minutes of this meeting.

III	The following spoke on general matters and business of interest to the Company:

The Vice-chairman
		Board members:	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa,
			Wilton de Medeiros Daher,	Marco Antonio Rodrigues da Cunha.

The following were present:

		Board members:	Sergio Alair Barroso,	Francelino Pereira dos Santos,
			Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
			Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
			Antônio Adriano Silva,	Lauro Sérgio Vasconcelos David,
			Eduardo Lery Vieira,	Marco Antonio Rodrigues da Cunha,.
Evandro Veiga Negrão de Lima,

		Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

13.                                                                                 Summary of Minutes of the 84th Meeting of the Board of Directors, Cemig Distribuição S.A., February 12, 2009

Cemig Distribuição S.A.

Listed company — CNPJ 06.981.180/0001-16 — NIRE 31300020568

Summary of minutes of the 84th meeting of the Board of Directors

Date, time and place:	February 12, 2009, at 5.00 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: João Camilo Penna;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

	a)	The proposal by the Board member Alexandre Heringer Lisboa that the Board member João Camilo Penna should chair this meeting.

b)

The proposal by the Chairman to elect, as Chief Officer for the Gas Division, while still holding his function as Chief New Business Development Officer, Mr. José Carlos de Mattos — Brazilian, married, teacher, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 82/1001, Lourdes, CEP 30180-150, Identity Card M-170323-SSPMG and CPF 070853896-72 — to serve for the same period of office that remains to the other current Chief Officers, that is to say up to the first meeting of the Board of Directors held after the Annual General Meeting of 2010, the designations of the other Chief Officers remaining unchanged.

c)

The proposal by the Chairman that, in view of the resignation of Mr. Aécio Ferreira da Cunha and Marcio Araujo de Lacerda, the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders also to be held on March 5, 2009, at 4 p.m., and in the event of there not being a quorum, to make second convocation of stockholders within the legal period, to change the composition of the Board of Directors.

	d)	The Technical Feasibility Study on Cemig D — Offsetting of Tax Credits, which constitutes the grounds for the accounting of deferred tax credits contained in the financial statements for 2008.

	e)	the minutes of this meeting.

III	The Board authorized:

	a)	Opening of Administrative Tender Proceedings for and acquisition of 63 hospital autoclaves, for the “Replacement of Autoclaves 5” Project, with period of acquisition and installation of 12 months.

	b)	Opening of Administrative Tender Proceedings for and acquisition of 8,000 heat exchangers for electric showers and 450,000 compact fluorescent lamps.

c)

Opening of Administrative Tender Proceedings for and contracting of the services relating to licensing of Microsoft products, for a maximum period of 36 months, the cost to be shared as follows: Cemig D: 79.37%; Cemig GT: 20.63%.

d)

Opening of Administrative Tender Proceedings for and contracting of the following preventive maintenance services: tree pruning, power line track cleaning, and replacement of crossbars and structures; for 36 months, able to be extended to a maximum limit of 60 months.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

IV

Votes against: The Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford voted against the election of the Chief Officer for the Gas Division, mentioned in sub-item “b” of Item II, above.

V	The Chairman stated that the members of the Executive Board are now as follows:

	CEO:	Djalma Bastos de Morais;
	Deputy CEO:	Arlindo Porto Neto;
	Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
	Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto;
	Chief New Business Development Officer and, concurrently, Chief Officer for the Gas Division:	José Carlos de Mattos;
	Chief Officer for Finance, Investor Relations Officer and Control of Holdings:	Luiz Fernando Rolla;
	Director without Specific Designation:	Luiz Henrique de Castro Carvalho;
	Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.

VI

The Chief Officer elected declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

VII	The following spoke on general matters and business of interest to the Company:

The Chairman
	Board members:	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa.
Jeffery Atwood Safford,

	Director:	Marco Antonio Rodrigues da Cunha.
	Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

	Board members:	Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
		Antônio Adriano Silva,	Eduardo Lery Vieira,
		Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford,
		Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
		João Camilo Penna,	Paulo Sérgio Machado Ribeiro,
		Maria Estela Kubitschek Lopes,	Fernando Henrique Schüffner Neto,
Guy Maria Villela Paschoal.

	Director and Board member:	Marco Antonio Rodrigues da Cunha
	Audit Board:	Aliomar Silva Lima.
	Superintendent:	Ricardo Luiz Diniz Gomes;
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

14.                                                                                 Summary of Minutes of the 85th Meeting of the Board of Directors, Cemig Distribuição S.A., March 18, 2009

Cemig Distribuição S.A.

Listed company — CNPJ 06.981.180/0001-16 — NIRE 31300020568

Summary of minutes of the 85th meeting of the Board of Directors

Date, time and place:	March 18, 2009, at 4.30 p.m. at the company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

a)

The proposal of the Board member Alexandre Heringer Lisboa to elect as Chairman of the Board, to complete the present period of office, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 1581:

Mr. Sergio Alair Barroso — Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Bernardo Guimarães 1005/30140, Lourdes, CEP 30140-082, bearer of Identity Card 8100986-0-SSPSP and CPF 609555898-00 —

— while Mr. Djalma Bastos de Morais — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49 — remains as Vice-chairman.

b)

The proposal made by the Chairman, after suggestions from the Members of the Board, that the name of the Governance Committee should be changed to the Corporate Governance Committee, and that the Committees shall be as follows:

Board of Directors’
		Support Committee:	Fernando Henrique Schüffner Neto (Coordinator),
			Alexandre Heringer Lisboa,	Andréa Leandro Silva,
			Evandro Veiga Negrão de Lima,	Guy Maria Villela Paschoal,
			João Camilo Penna,	Lauro Sérgio Vasconcelos David,
			Marco Antonio Rodrigues da Cunha,	Paulo Sérgio Machado Ribeiro.

		Corporate Governance	Sergio Alair Barroso (Coordinator),
		Committee:	Britaldo Pedrosa Soares,	Djalma Bastos de Morais,
Wilton de Medeiros Daher.

		Human Resources	João Camilo Penna (Coordinator),
		Committee:	Alexandre Heringer Lisboa,	Evandro Veiga Negrão de Lima,
			Lauro Sérgio Vasconcelos David,	Paulo Sérgio Machado Ribeiro;

		Strategy Committee:	José Castelo Branco da Cruz (Coordinator),
			Evandro Veiga Negrão de Lima,	Jeffery Atwood Safford,
			João Camilo Penna,	Lauro Sérgio Vasconcelos David,
			Marco Antonio Rodrigues da Cunha,	Paulo Sérgio Machado Ribeiro,
Roberto Pinto Ferreira Mameri Abdenur.

		Finance Committee:	Jeffery Atwood Safford (Coordinator),
			Alexandre Heringer Lisboa,	Andréa Leandro Silva,
			Fernando Henrique Schüffner Neto,	Lauro Sérgio Vasconcelos David.

		Audit and Risks	Evandro Veiga Negrão de Lima (Coordinator),
		Committee:	André Araújo Filho,	Clarice Silva Assis,
			Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

c)

The proposal of Board member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 29, 2009, at 4 p.m.; and, if the minimum quorum is not found, to make second convocation of the stockholders within the legal period.

	d)	the minutes of this meeting.

III	The Board authorized:

a)

Taking of judicial measures for the purpose of full use of the legal limit of 15% of the amount spent by the Company in the Workers’ Food Program, as from the 2008 business year, in the form of deduction of that amount from profit subject to income tax.

b)

Opening of Administrative Tender Proceedings for, and contracting of, corporate printing services, with added resources of document scanning, photocopying and fax, for a period of 12 months, able to be extended for up to 48 months with a maximum limit of 60 months, the amount to be divided as to 80% for Cemig D and 20% for Cemig GT.

c)

Reimbursement to Comar Construções e Montagens Ltda. and Construtora Remo Ltda., as adjustment for economic-financial imbalance, due to the extraordinary reduction of services provided by them in the months of April and May 2008 for implementation of the Client Management System.

d)

Signing of an Electricity Supply Contract with Cemig GT, for supply of that Company’s own consumption at the facilities and internal premises of the Volta Grande hydroelectric plant, in accordance with the conditions established in Aneel Resolution 456/2000, with a period of 60 months, able to be extended for equal periods, to be submitted to Aneel for its examination and approval, according to Aneel resolution 334/2008.

IV

The Board approved the Report of Management and financial statements for 2008 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2008.

V	The Board submitted:

	a)	— to the Annual General Meeting, to be held by April 30, 2009, the following proposal for allocation of the net profit for the year 2008, in the amount of R$ 709,358,000:

		•	R$ 35,469,000, or 5% of the net profit, to the Legal Reserve;

		•	R$ 666,296,000 to payment of dividends, as follows:

• R$ 152,533,000 in the form of Interest on Equity, and

• R$ 513,763,000 in the form of complementary dividends; and

		•	R$ 7,593,000 to be allocated to absorption of accumulated losses as a result of the adoption of Law 11638/2007.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

	b)	— to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, by April 30, 2009, the following proposal for changes in the Company’s Bylaws:

		b.1)	Change in the drafting of Clause 20, to authorize the Board of Directors to decide on raising six-monthly or current-year interim financial for shorter periods, to the following:

“Clause 20

The business year shall coincide with the calendar year, closing on December 31 of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements may, at the option of the Board of Directors, be prepared for periods of six months or shorter periods.”

		b.2)	Change in the drafting of Clause 22 of the Bylaws, for inclusion of payment of interim dividends or current-year interim dividends, as follows:

“Clause 22

Without prejudice to the obligatory dividend, the Company may, subject to the relevant legislation and at the option of the Board of Directors, declare extraordinary, additional, or interim or current-year interim dividends, including dividends paid totally or partially on account of the obligatory dividend for the current year.”

		b.3)	Change in the drafting of Clause 23 of the Bylaws, to exclude its sole sub-paragraph, so as to include provision also for payment of Interest on Equity in substitution of dividends, as follows:

“Clause 23

The Board of Directors may decide to pay Interest on Equity, in accordance with the legislation, in total or partial substitution of the dividends referred to in the previous Clause, or in addition to them, and the amounts paid or credited as such shall be imputed to the amounts of the dividends distributed by the Company, for all legal purposes.”.

VI

The Board ratified signature of the First Amendment to Contract N°. 4570010010-530, with SAP Brasil Ltda., extending the period of validity for provision of services of SAP R/3 Mysap maintenance and support for a further six months, and changing its value.

VII

The Board ratified Board Spending Decision (CRCA) N°. 003/2006, for signing of Amendment to Contract N°. 4680002713, with the Brazilian Mail Service (Empresa Brasileira de Correios e Telégrafos), for provision of services of collection, transport and delivery to homes throughout the state of electricity bills, disconnection notices, repeat debt statements and other notices relating to the retail supply of electricity, extending, exceptionally, its period of validity for a further 12 months, from February 1, 2009, and also changing its total estimated value, the other terms of that CRCA remaining unchanged.

VIII	Withdrawn from the agenda: the item on contracting of vehicle rental and management services.

IX

The Chairman and Vice-chairman of this Board declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of the Government Workers and of the Senior Administration of the State of Minas Gerais.

X	Votes against: The Board member Wilton de Medeiros Daher voted against the following items:

	a)	changes in the Bylaws, mentioned in sub-item “b” of item V, above;

	b)	signing of the First Amendment to the Contract with SAP Brasil Ltda., mentioned in item VI, above; and

	c)	contracting of corporate printing services, mentioned in sub-item “b” of item III, above.

XI	The following spoke on general matters and business of interest to the Company:

The Chairman, the Vice-Chairman;

	Board members:	André Araújo Filho,	Roberto Pinto Ferreira Mameri Abdenur,
		Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
		José Castelo Branco da Cruz,	Wilton de Medeiros Daher..

	Superintendent:	Leonardo George de Magalhães.

The following were present:

	Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
		Djalma Bastos de Morais,	Roberto Pinto Ferreira Mameri Abdenur,
		Alexandre Heringer Lisboa,	Wilton de Medeiros Daher,
		André Araújo Filho,	José Castelo Branco da Cruz,
		Antônio Adriano Silva,	Paulo Sérgio Machado Ribeiro,
		Eduardo Lery Vieira,	Lauro Sérgio Vasconcelos David,
		Evandro Veiga Negrão de Lima,	Fernando Henrique Schüffner Neto,
		Francelino Pereira dos Santos,	Franklin Moreira Gonçalves.
João Camilo Penna,

	Audit Board:	Luiz Otávio Nunes West,	Aristóteles Luiz Menezes Vasconcellos Drummond,
		Luiz Guaritá Neto,	Benedito José Ferreira.
Aliomar Silva Lima,

	Superintendent:	Leonardo George de Magalhães.

	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

15.                                                                                 Summary of Minutes of the 86th Meeting of the Board of Directors, Cemig Distribuição S.A., March 27, 2009

Cemig Distribuição S.A.

Listed company — CNPJ 06.981.180/0001-16 — NIRE 31300020568

Summary of minutes of the 86th meeting of the Board of Directors

Date, time and place:	March 27, 2009, at 12 p.m. at the company’s head office,
Av. Barbacena 1200, 17[h] Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                            The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                        The Board approved:

a)                   The Voluntary Dismissal Program.

b)                  The minutes of this meeting.

III                                    The following spoke on general matters and business of interest to the Company:

The Vice-chairman
Board members:	Evandro Veiga Negrão de Lima, Wilton de Medeiros Daher,	Alexandre Heringer Lisboa, Marco Antonio Rodrigues da Cunha.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Alexandre Heringer Lisboa, Antônio Adriano Silva, Eduardo Lery Vieira, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha,.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

16.                                                                                Summary of Minutes of the 85th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., February 12, 2009

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 85th meeting of the Board of Directors

Date, time and place:	February 12, 2009, at 4.00 p.m. at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	João Camilo Penna;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

	a)	The proposal by the Board member Alexandre Heringer Lisboa that the Board member João Camilo Penna should chair this meeting.
b)

The proposal by the Chairman to elect, as Chief Officer for the Gas Division, while still holding his function as Chief New Business Development Officer, Mr. José Carlos de Mattos — Brazilian, married, teacher, resident and domiciled in Belo Horizonte, MG, at Rua Professor Antônio Aleixo 82/1001, Lourdes, CEP 30180-150, Identity Card M-170323-SSPMG and CPF 070853896-72 — to serve for the same period of office that remains to the other current Chief Officers, that is to say up to the first meeting of the Board of Directors held after the Annual General Meeting of 2010, the designations of the other Chief Officers remaining unchanged.

c)

The proposal by the Chairman that, in view of the resignation of Mr. Aécio Ferreira da Cunha and Marcio Araújo de Lacerda, the Board of Directors should authorize their Vice-Chairman to call the Extraordinary General Meeting of Stockholders also to be held on March 5, 2009, at 1 p.m., and in the event of there not being a quorum, to make second convocation of stockholders within the legal period, to change the composition of the Board of Directors.

	d)	The Technical Feasibility Study on Cemig GT — Offsetting of Tax Credits, which constitutes the grounds for the accounting of deferred tax credits contained in the financial statements for 2008.
e)

The second revision of Project 1127/05 — the Aimorés—Mascarenhas Transmission Line, altering the final costs and extending the period for its execution; and authorized the signing of a Contractual Amendment, with Camargo Corrêa Equipamentos e Sistemas S.A., for formalization of the necessary alterations, covering: reimbursement of the additional cost to the contractor, increase in the supply and services, initially not provided for in the Contract, payment of a complementary adjustment, reduction of the scope, adaptation of the ICMS tax rate on materials and equipment in the state of Espírito Santo, and extension of the period of conclusion of the undertaking.

f)	The minutes of this meeting.

III	The Board authorized:

a)

Increase in the registered capital of Cemig Baguari Energia S.A., from one thousand Reais to two hundred and twenty nine thousand, two hundred and twenty one Reais and forty-six centavos; subscription and paying-up of the shares referred to above; and orientation of vote in favor by the representative of the Company at the Extraordinary General Meeting of Stockholders of Cemig Baguari Energia S.A., in relation to the increase in capital and subscription and paying- up of the shares above referred to — the said injection of capital to be submitted to the next Annual General Meeting of Stockholders of Cemig GT.

	b)	Opening of Administrative Tender Proceedings for and contracting of services of conservation, cleaning, building maintenance, pantry service, loading and unloading of materials, gardening,

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

preservation and green areas, milling and building electricity maintenance, at the facilities of the Management of the Minas Triangle Plants, comprising the São Simão, Emborcação, Miranda, Martins, Santa Luzia, Lages, Salto Morais, and Piçarrão plants; the Jacob Environmental Station; and the São Simão and Emborcação substations; for a period of 12 months, able to be extended for a maximum period of 60 months.

c)

Opening of Administrative Tender Proceedings for and contracting of the services relating to licensing of Microsoft products, for a maximum period of 36 months, the cost to be shared as follows: Cemig D: 79.37%; Cemig GT: 20.63%.

IV

Votes against: The Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford voted against the election of the Chief Officer for the Gas Division, mentioned in sub-item “b” of Item II, above.

V	The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Director without Specific Designation:	Fernando Henrique Schüffner Neto;
Chief New Business Development Officer and, concurrently, Chief Officer for the Gas Division:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations Officer and Control of Holdings:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.

VI

The Chief Officer elected declared — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

VII	The following spoke on general matters and business of interest to the Company:

The Chairman
Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford,	Wilton de Medeiros Daher, Alexandre Heringer Lisboa.
Directors:	Luiz Fernando Rolla,	Marco Antonio Rodrigues da Cunha.
Superintendent:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:	Alexandre Heringer Lisboa, Antônio Adriano Silva, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher,	Eduardo Lery Vieira, Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro, Fernando Henrique Schüffner Neto, Guy Maria Villela Paschoal.

Chief Officer and Board member:		Marco Antonio Rodrigues da Cunha

Chief Officer:	Luiz Fernando Rolla.

Audit Board:	Aliomar Silva Lima.

Superintendent:	Ricardo Luiz Diniz Gomes;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

17.                                                                                 Summary of Minutes of the 86th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 9, 2009

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 86th meeting of the Board of Directors

Date, time and place:	March 9, 2009, at 3 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II                                    The Board approved:

a)                                     The proposal of the Board member Alexandre Heringer Lisboa to elect as Chairman of the Board, to complete the present period of office, that is to say, up to the first meeting of the Board of Directors held after the Annual General Meeting of 2010, Mr. Sergio Alair Barroso — Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Bernardo Guimarães 1581/1005, Lourdes, CEP 30140-082, bearer of Identity Card 8100986-0-SSPSP and CPF 609555898-00 — while Mr. Djalma Bastos de Morais — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry, and CPF 006633526-49 — remains as Vice-chairman.

b)                                    The minutes of this meeting.

III                                The Board authorized:

a)                                     Signing, as consenting party, jointly with MESA (Madeira Energia S.A.), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda. and Odebrecht S.A., and also with SAESA (Santo Antônio Energia S.A.) and Banco da Amazônia S.A., respectively beneficiary and financial agent, the Contract for Financing with funds from the Constitutional Financing Fund of the North.

b)                                    The Board authorized signing of Capitalization Agreements with MESA, SAESA and Furnas Centrais Elétricas S.A., and with the following consenting parties — Eletrobrás (Centrais Elétricas Brasileiras S.A.), Andrade Gutierrez Participações S.A., Construtora Norberto Odebrecht S.A., Fundo de Investimento em Participações Amazônia Energia, Furnas Centrais Elétricas S.A., Odebrecht Investimentos em Infra-estrutura Ltda., and, individually, each financial institution contracted by SAESA for issuance of a guarantee letter; and appointed and authorized the representative of the creditors described in the respective Capitalization Agreements, as its sole and exclusive attorney, for the period of application Agreement.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

IV                                 Abstention: The Board Member Wilton de Medeiros Daher abstained from voting on the matters relating to:

a)                                     signing of a financing contract with BASA; and

b)                                    signing of capitalization agreements and appointment of a representative, mentioned in item III, sub-items ‘a’ and ‘b’, above.

V                                     The Chairman and Vice-chairman of this Board declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

VI                                 The following spoke on general matters and business of interest to the Company:

The Vice-chairman
Board members:	Evandro Veiga Negrão de Lima, Jeffery Atwood Safford,	Wilton de Medeiros Daher, João Camilo Penna.

The following were present:

Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Alexandre Heringer Lisboa, Eduardo Lery Vieira, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos,	João Camilo Penna, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Jeffery Atwood Safford, Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

18.                                                                                 Summary of Minutes of the 87th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 18, 2009

Cemig Geração e Transmissão S.A.

Listed company — CNPJ 06.981.176/0001-58 — NIRE 31300020550

Summary of minutes of the 87th meeting of the Board of Directors

Date, time and place:	March 18, 2009, at 2.30 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                            The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matters on the agenda of meeting, and all stated that there was no such conflict of interest.

II                                    The Board approved:

a)                                      The proposal by the Chairman, after suggestions from the Members of the Board, that the name of the Governance Committee should be changed to the Corporate Governance Committee, and that the Committees should be as follows:

Board of Directors’	Fernando Henrique Schüffner Neto (Coordinator),
Support Committee:	Alexandre Heringer Lisboa, Evandro Veiga Negrão de Lima, João Camilo Penna, Marco Antonio Rodrigues da Cunha,	Andréa Leandro Silva, Guy Maria Villela Paschoal, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro.

Corporate Governance Committee:	Sergio Alair Barroso (Coordinator), Britaldo Pedrosa Soares, Wilton de Medeiros Daher.	Djalma Bastos de Morais,

Human Resources Committee:	João Camilo Penna (Coordinator), Alexandre Heringer Lisboa, Lauro Sérgio Vasconcelos David,	Evandro Veiga Negrão de Lima, Paulo Sérgio Machado Ribeiro;

Strategy Committee:	José Castelo Branco da Cruz (Coordinator),
	Evandro Veiga Negrão de Lima, João Camilo Penna, Marco Antonio Rodrigues da Cunha, Roberto Pinto Ferreira Mameri Abdenur.	Jeffery Atwood Safford, Lauro Sérgio Vasconcelos David, Paulo Sérgio Machado Ribeiro,

Finance Committee:	Jeffery Atwood Safford (Coordinator), Alexandre Heringer Lisboa, Fernando Henrique Schüffner Neto,	Andréa Leandro Silva, Lauro Sérgio Vasconcelos David.

Audit and Risks	Evandro Veiga Negrão de Lima (Coordinator),
Committee:	André Araújo Filho, Francelino Pereira dos Santos,	Clarice Silva Assis, Lauro Sérgio Vasconcelos David.

b)                                     The proposal of Board member Alexandre Heringer Lisboa, that the members of the Board of Directors should authorize their Chairman to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 29, 2009, at 5 p.m.; and, if the minimum quorum is not found, to make second convocation of the stockholders within the legal period.

c)                                     the minutes of this meeting.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

III- The Board authorized:

a)                                     Signing of Amendment N°. 9 to the Contract for Provision of Transmission Services (CPST) N°. 002/2000, with the National Electricity System Operator, to regularize the base payments of the transmission functions owned by Cemig GT, in accordance with the Permitted Annual Revenue established in Aneel Homologating Resolution 670/2008, backdated to and producing effects from July 1, 2008.

b)                                     Opening of Administrative Tender Proceedings for, and contracting of, corporate printing services, with added resources of document scanning, photocopying and fax, for a period of 12 months, able to be extended for up to 48 months with a maximum limit of 60 months, the amount to be divided as to 80% for Cemig D and 20% for Cemig GT.

c)                                     Taking of judicial measures for the purpose of full use of the legal limit of 15% of the amount spent by the Company in the Workers’ Food Program, as from the 2008 business year, in the form of deduction of that amount from profit subject to income tax.

d)                                     Signing of the Second Amendment to Concession Contract 006/1997, between Cemig, Cemig GT, CEB (Companhia Energética de Brasília), CEBPar (CEB Participações S.A.) and the federal government, through Aneel as intermediary, for transfer of Cemig’s part of the concession of the Queimado Hydro Plant from Cemig to Cemig GT, and of the part belonging to CEB to CEBPar.

e)                                     Opening of Administrative Proceedings for Exemption from Tender, and contracting of Cemig D for supply of electricity for the Company’s own consumption at the facilities and internal premises of the Volta Grande hydroelectric plant, in accordance with the conditions established in Aneel Resolution 456/2000, with a period of 60 months, able to be extended for equal periods, to be submitted to Aneel for its examination and approval, according to Aneel Resolution 334/2008.

f)                                        Signing of the First Amendment to the contract for implementation of the Sinocon Project — for the National Observability and Controllability System, to provide for: Change in the period of execution of the contract from 29 to 53 months; payment of additional costs relating to the activities of engineering, planning, management, integration, assembly and commissioning; change in the scope of the contract, for substitution of human-machine interfaces and for inclusion of supply to the Montes Claros 2 Substation; updating of the tax basis of the Contract; reduction of the rate of IPI tax; and consequent change in the total value of the contract.

IV                                   The Board approved the Report of Management and financial statements for 2008 and the respective complementary documents, and submitted them to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 30, 2008.

V                                   The Board submitted:

a)                                     — to the Annual General Meeting, to be held by April 30, 2009, a proposal for allocation of the net profit for the year 2008, in the amount of R$ 985,753,000, and the balance in the Retained Earnings account, in the amount of R$ 24,830,000, as follows:

•                                          R$ 49,288,000, or 5% of the net profit, to the Legal Reserve;

•                                          R$ 492,877,000 to be allocated to the payment of dividends, as follows:

•                                          R$ 186,7553,000 in the form of Interest on Equity, and

•                                          R$ 306,111,000 in the form of complementary dividends; and

•                                          R$ 24,830,000 to be allocated for payment of dividends using the balance of Retained Earnings arising from the adoption of Law 11638.

•                                          R$ 42,500,000 to be allocated for injection of capital into Baguari Energia S.A.

•                                          R$ 23,000,000 to be allocated to injection of capital into Guanhães Energia S.A.;

•                                          R$ 4,070,000 to be allocated to injection of capital into Hidrelétrica Pipoca S.A.;

•                                          R$ 57,767,000 to be allocated to injection of capital into Madeira Energia S.A.

•                                          R$ 52,714,000 to be allocated to injection of capital into EBTE (Empresa Brasileira de Transmissão de Energia S.A.);

•                                          R$ 263,537,000 to be allocated to the Retained Earnings Reserve, for use in payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008.

— the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and by decision of the Executive Board.

b)                                      — to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, by April 30, 2009, the following proposal for changes in the Company’s Bylaws:

b.1)                           Change in the drafting of Clause 20, to authorize the Board of Directors to decide on raising six-monthly or current-year interim financial for shorter periods, to the following:

“Clause 20                                     The business year shall coincide with the calendar year, closing on December 31 of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements may, at the option of the Board of Directors, be prepared for periods of six months or shorter periods.”

b.2)                           Change in the drafting of Clause 22 of the Bylaws, for inclusion of payment of interim dividends or current-year interim dividends, as follows:

“ Clause 22                                  Without prejudice to the obligatory dividend, the Company may, subject to the relevant legislation and at the option of the Board of Directors, declare extraordinary, additional, or interim or current-year interim dividends, including dividends paid totally or partially on account of the obligatory dividend for the current year.”

b.3)                           Change in the drafting of Clause 23 of the Bylaws, to exclude its sole sub-paragraph, so as to include provision also for payment of Interest on Equity in substitution of dividends, as follows:

“Clause 23                                     The Board of Directors may decide to pay Interest on Equity, in accordance with the legislation, in total or partial substitution of the dividends referred to in the previous Clause, or in addition to them, and the amounts paid or credited as such shall be imputed to the amounts of the dividends distributed by the Company, for all legal purposes.”

VI                                 The Board re-ratified Board Spending Decision (CRCA) 166/2004, changing the period specified for conclusion of Project Nº. 1045/03 — Sinocon — the National Observability and Controllability System; and the total amount of the direct contracting of General Electric do Brasil — GE, the other terms contained in that CRCA to remain unchanged.

VII                           Withdrawn from the agenda: the item relating to contracting of vehicle rental and management services.

VIII                       The Board member Wilton de Medeiros Daher:

a)                                     voted against the following matters: contracting of corporate printing services, mentioned in sub-item “b” of item III, above, and changes in the Bylaws, mentioned in sub-item “b” of item V, above; and

b)                                     approved the proposal for allocation of profit, mentioned in sub-item, “a” of item V, above, with the exception of injection of capital into Madeira Energia S.A., Guanhães Energia S.A. and EBTE.

IX                               The following spoke on general matters and business of interest to the Company:

The Chairman, the Vice-Chairman;

Board members:	André Araújo Filho, Evandro Veiga Negrão de Lima, José Castelo Branco da Cruz,	Roberto Pinto Ferreira Mameri Abdenur, Lauro Sérgio Vasconcelos David, Wilton de Medeiros Daher.

Superintendent:	Leonardo George de Magalhães.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Alexandre Heringer Lisboa,
André Araújo Filho,
Antônio Adriano Silva,
Eduardo Lery Vieira,
Evandro Veiga Negrão de Lima,
Francelino Pereira dos Santos,
João Camilo Penna,

Maria Estela Kubitschek Lopes,
Roberto Pinto Ferreira Mameri Abdenur,
Wilton de Medeiros Daher,
José Castelo Branco da Cruz,
Paulo Sérgio Machado Ribeiro,
Lauro Sérgio Vasconcelos David,
Fernando Henrique Schüffner Neto,
Franklin Moreira Gonçalves.

Audit Board:	Luiz Otávio Nunes West, Luiz Guaritá Neto, Aliomar Silva Lima,	Aristóteles Luiz Menezes Vasconcellos Drummond, Benedito José Ferreira.

Superintendent:	Leonardo George de Magalhães.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

19.                           Summary of Minutes of the 88 th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., March 27, 2009

Cemig Geração e Transmissão S.A.

Listed company – CNPJ 06.981.176/0001-58 – NIRE 31300020550

Summary of minutes of the 88th meeting of the Board of Directors

Date, time and place:	March 27, 2009, at 1.00 p.m. at the company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present to state whether any of them had conflict of interest in relation to the matter on the agenda of meeting, and all stated that there was no such conflict of interest.

II	The Board approved:

	a)	The Voluntary Dismissal Program.

	b)	The minutes of this meeting.

III	The following spoke on general matters and business of interest to the Company:

The Vice-chairman
		Board members:	Evandro Veiga Negrão de Lima,	Alexandre Heringer Lisboa,
			Wilton de Medeiros Daher,	Marco Antonio Rodrigues da Cunha.

The following were present:

		Board members:	Sergio Alair Barroso, Djalma Bastos de Morais, Alexandre Heringer Lisboa, Antônio Adriano Silva, Eduardo Lery Vieira, Evandro Veiga Negrão de Lima,	Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, Wilton de Medeiros Daher, Lauro Sérgio Vasconcelos David, Marco Antonio Rodrigues da Cunha.

		Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

20.                                                                                 Market Announcement, Companhia Energética de Minas Gerais – CEMIG, July 6, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

In accordance with Instruction 358 of January 3, 2002 issued by the CVM (Brazilian Securities Commission), as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the CVM, the São Paulo Stock Exchange and the market in general of the results of the temporary Voluntary Dismissal Program (“PDV”) implemented by the Company in 2009:

•      Period for voluntary subscription to the program by employees: April — June 2009.

•      979 employees joined the program, to leave the Company between June 2009 and September 2010.

•      209 voluntary resignation processes have so far been completed.

•      Estimated total investment: R$ 175 million.

The total investment in the PDV program will be reported in the income statements of Cemig and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. for the second quarter of 2009, subject to any modifications in the calculations which may arise as a result of details at the actual time of employees’ final retirement.

Subscriptions to this program, and subscriptions to the Company’s continuing Voluntary Termination Program (“PPD”), made in 2008 and the first quarter of 2009, will result in a total of 1,495 employees in the period May 2008 through September 2010.

With the result of the PDV program, Cemig confirms its expectation of obtaining growing returns, of more than R$ 100 million/year, as from the end of 2010, a figure that exceeds the expectations previously published.

This program is part of Cemig’s Operational Efficiency Project, which aims to optimize the Company’s processes, adding value for stockholders through reduction of costs and improvement in indicators of productivity.

Belo Horizonte, July 6, 2009.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.